Exhibit 17.1

January 28, 2013

Ladies and Gentlemen,

I hereby tender my resignation, effective immediately, as a member of the Board of Directors of Longwei Petroleum Investment Holding Ltd. (“Longwei”) and Chairman of the Audit Committee.

As  you  are  aware,  on  January  15,  2013,  the  Audit  Committee resolved to undertake an independent investigation relating to certain allegations made against Longwei by Geoinvesting.com and posted on the seekingalpha.com website.

The Audit Committee further resolved to engage independent counsel and forensic accountants in order to carry out such investigation.  On the same date, the Audit Committee submitted its request to the full Board of Directors and requested that the Board approve the Audit’s Committee’s   resolutions   so   that   the   Audit   Committee   could commence such investigation.

Despite these facts, the Board of Directors has so far refused to approve the Audit Committee’s resolutions.

As a result, I feel that I am unable to effectively carry out my duties as a member of the Board of Directors and Chairman of the Audit Committee.

I hereby request that a copy of this letter be attached as an exhibit to the Form 8-K to be filed with the Securities and Exchange Commission disclosing my resignation as set forth herein.

Sincerely,

Douglas D Cole